Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Announces Proposed Clarifying Amendments to Long
     Term Incentive Plans

     CALGARY, May 26 /CNW/ - Penn West Energy Trust ("Penn West") announces that the Board of Directors (the "Board") of Penn West Petroleum Ltd., the
administrator of Penn West, has approved clarifying amendments to Penn West's
Trust Unit Rights Incentive Plan (the "TURIP") and Employee Trust Unit Savings
Plan (the "Savings Plan", and together with the TURIP, the "Plans"). The amendments to the Plans will be effective following the approval of the amendments by Penn West's unitholders ("Unitholders") at Penn West's 2009 annual general meeting. However, the Board has historically administered, and has resolved to continue to administer, the Plans in accordance with the proposed amendments until such time as Penn West receives Unitholder approval of the amendments and the Plans are formally amended.
     The proposed amendments, which are being made to clarify the Plans and formalize the manner in which the Plans have historically been administered, provide as follows:

     <<
     1.  To clarify the purpose, function and intent of the Savings Plan, it will be renamed the "Employee Retirement Savings Plan";
     2.  The fair value of all grants made under the TURIP to each non-
         employee director shall be limited to $100,000 annually;
     3.  Any reduction in the Grant Price (as defined in the TURIP), extension of the expiry date, or cancellation and reissue, of any outstanding rights granted under the TURIP will require Unitholder approval;
     4.  Any amendments to the individuals entitled to participate in the
         TURIP or that would permit rights granted under the TURIP to be transferable or assignable, other than for normal estate settlement purposes, will require Unitholder approval;
     5.  Any amendments to the limits on employee or employer contributions to the Savings Plan or that would provide for any discount to the purchase price under the Savings Plan will require Unitholder approval; and
     6.  Any increase in the percentage of outstanding trust units reserved for issuance under the Plans will require Unitholder approval.
     >>

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West trust units and debentures are listed on the
Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C,
PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the
New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699; Investor Relations: Phone:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com, Website:
www.pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 13:27e 26-MAY-08